Exhibit (h)(10)

FEE WAIVER AGREEMENT

between

GUINNESS ATKINSON FUNDS

and

GUINNESS ATKINSON ASSET MANAGEMENT, INC.

FEE WAIVER AGREEMENT, dated as of December 15, 2025 (the “Agreement”) by and between GUINNESS ATKINSON FUNDS, a Delaware statutory trust which may issue one or more series of shares of beneficial interest (the “Trust”), and GUINNESS ATKINSON ASSET MANAGEMENT, INC. (the “Adviser”), a Delaware corporation.

WHEREAS, the Trust is engaged in the business as an open-end investment company registered under the Investment Company Act of 1940 (collectively with the rules and regulations promulgated thereunder, (the “Act”); and

WHEREAS, the Adviser is an investment adviser under the Investment Advisers Act of 1940, as amended, and engages in the business of acting as an investment adviser; and

WHEREAS, the Trust has engaged the Adviser under a separate investment advisory agreement to provide certain investment advisory services under a unitary advisory fee arrangement to the specific series of the Trust listed on Schedule A (each a “Fund” and collectively, the “Funds”); and

WHEREAS, the Adviser has determined to reduce its fee for a fixed period of time;

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, it is hereby agreed by and between the parties hereto as follows:

1.	Fee Waiver

The Adviser hereby agrees to waive a portion of its advisory fee with respect to each Fund as set forth on Schedule A. The Adviser may voluntarily waive additional fees due, or pay or reimburse expenses with respect to any series of the Trust at any time. The payment or reimbursement of an expense, or waiver of a fee, on behalf of one Fund does not obligation the Adviser to do so on behalf of any other Fund.

2.	Term; Termination.

(a)	This term of this Agreement shall be from approval (December 15, 2025) through June 30, 2027.

(b)	The parties may agreed to extend the term of this Agreement at any time, subject to the approval of the Board of Trustees of the Trust.

(c)	With respect to any Fund, this Agreement shall terminate automatically (i) if the investment advisory agreement is terminated; or (ii) if the Fund is de-listed from a national securities exchange and is not re-listed on a national securities exchange within sixty (60) days.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered in their names on their behalf by the undersigned, thereunto duly authorized, all as of the day and year first above written.

GUINNESS ATKINSON FUNDS

By
Title:

Guinness Atkinson Asset Management, Inc.

By
Title:

2

Schedule A

Fee Waiver Amounts

	Fund Name	Waiver*
1.	Guinness Atkinson US Dividend Builder ETF	0.05%
2.	Guinness Atkinson International Dividend Builder ETF	0.05%
3.	Guinness Atkinson Real Assets Income ETF	0.05%

*	As a percentage of average daily net assets. Fees shall be calculated and accrued daily, payable monthly or as the Adviser and the Fund shall determine from time to time. The Adviser shall have the right, but not the obligation, to voluntarily waive or defer any portion of the advisory fee from time to time.